UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NOVATEL INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

669954109
(CUSIP Number)

Edwin S. Maynard, Esq.
Ariel J. Deckelbaum, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669954109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HEXAGON AB [I.R.S. Nos.]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,717,909 common shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,717,909 common shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,909 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)

14.	Type of Reporting Person (See Instructions) CO

1                          This represents the percentage of the shares of common shares (“Shares”) of NovAtel Inc. (“NovAtel”) beneficially owned by Hexagon AB (“Hexagon”) of the total issued and outstanding Shares after giving effect to the Shares acquired by Hexagon pursuant to a Subscription and Support Agreement, dated October 8, 2007, between Hexagon and NovAtel under which Hexagon agreed to acquire an aggregated amount of 953,864 Shares and a U.S.$38,202,250 principal amount, 4.0% senior unsecured debenture convertible into 764,045 Shares (subject to adjustment) until January 15, 2008 (the “Convertible Debenture”) at a purchase price of U.S.$50.00 per Share and upon the conversion of the Convertible Debenture.

CUSIP No.    669954109

Item 1.    Security and Issuer.

The title of the class of equity securities to which this Schedule 13D relates is common shares, no par value, (the “Shares”) of NovAtel Inc. (“NovAtel”).  NovAtel is a corporation incorporated under the federal laws of Canada, with its principal offices located at 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5.

Item 2.    Identity and Background.

This Statement is being filed by Hexagon AB (“Hexagon”), a public limited company organized under the laws of Sweden. The address of Hexagon’s principal executive office is Cylindervägen 12, Nacka Strand, Sweden, SE-131 26. Hexagon is a global technology company with strong market positions within measurement technologies and polymers. Hexagon has approximately 8,200 employees in 30 countries. Its class B shares are quoted among Large Cap companies on the Stockholm Stock Exchange’s Nordic List and have a secondary listing on the SWX Swiss Exchange.

Also attached as Schedule A hereto, and incorporated herein by reference, is a list of all executive officers and directors of Hexagon. Such Schedule A also sets forth for each of the executive officers and directors of Hexagon the following information: (i) residence or business address, (ii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iii) citizenship. Unless otherwise indicated, each such person has held his or her present occupation as set forth in Schedule A hereto for the past five years.

Neither Hexagon nor any person listed on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3:   Sources and Amount of Funds or Other Consideration.

On October 8, 2007, pursuant to the Subscription and Support Agreement (the “Support Agreement”) between Hexagon and NovAtel, Hexagon agreed to acquire an aggregate amount of 953,864 Shares of NovAtel and a U.S.$38,202,250 principal amount, 4.0% senior unsecured debenture convertible into 764,045 Shares, subject to adjustment (the “Convertible Debenture”), at a purchase price of U.S.$50.00 per Share (collectively, the “Private Placement”). The Support Agreement is further described in Item 6. The Private Placement was consummated on October 17, 2007. The aggregate consideration paid by Hexagon to NovAtel in connection with the Private Placement was U.S.$85,895,450. Hexagon funded the Private Placement by using available cash on hand.

Item 4:   Purpose of Transaction.

On October 8, 2007, in connection with the acquisition of the Shares under the Private Placement, Hexagon and NovAtel entered into the Support Agreement pursuant to which Hexagon, by itself or through a subsidiary (the “Offeror”), agreed to commence a tender offer (the “Offer”) for all of the issued and outstanding Shares together with Shares issuable upon exercise of options or any right to acquire Shares (“Options”) at a purchase price of U.S.$50.00 in cash per Share. The purpose of the Offer is to acquire all of the Shares. Hexagon agreed to make the Offer because Hexagon wants to acquire control of, and ultimately be in a position to acquire all of the Shares.

In order to induce the parties to enter into the transaction and ensure that Hexagon will have a continued interest in NovAtel and to allow for the better alignment of interests between NovAtel and its most significant customer, Leica Geosystems, AG, a wholly-owned subsidiary of Hexagon, the parties structured the transaction in the form of an Offer coupled with a Private Placement.

If all the conditions of the Offer are satisfied or waived by the Offeror, as soon as the Offeror takes up and pays for the Shares pursuant to the Offer, NovAtel has agreed to enable Hexagon to appoint all of NovAtel’s directors. If, within 120 days after the date of the Offer, NovAtel shareholders that hold not less than 90% of the Shares (calculated on a fully-diluted basis), other than Shares held by Hexagon or one of Hexagon’s affiliates or associates, have accepted the Offer and Hexagon acquires the deposited Shares, then Hesagon currently intends and is obligated under the terms of the Support Agreement, subject to certain conditions thereunder, to acquire the Shares not deposited under the Offer on the same terms as the Shares acquired under the Offer in a compulsory acquisition. If Hexagon accepts and pays for the Shares validly deposited under the Offer and a compulsory acquisition is not available or Hexagon elects not to proceed with a compulsory acquisition subject to the terms of the Support Agreement, Hexagon currently intends to take the necessary action, including causing a meeting of NovAtel shareholders to be held, to consider a subsequent acquisition transaction involving NovAtel and Hexagon or an affiliate of Hexagon, for the purpose of enabling Hexagon or an affiliate of Hexagon to acquire all Shares not acquired under the Offer.

If, as a result of the Offer and any subsequent transaction, the number of NovAtel shareholders is sufficiently reduced, to the extent permitted by applicable law, Hexagon intends to take certain measures, including, potentially delisting the Shares from the NASDAQ Global Select Market and to cause NovAtel to cease to be a public company.

Item 5:   Interest in Securities of the Issuer.

(a) As a result of the Private Placement, Hexagon is the beneficial owner of 953,864 Shares acquired upon the closing of the Private Placement on October 17, 2007 and will be the beneficial owner of 764,054 (subject to adjustment) Shares issuable upon the conversion of the Convertible Debenture, representing in the aggregate 1,717,909 Shares or 16.6% of the issued and outstanding Shares after giving effect to the number of Shares issued and issuable to Hexagon in the Private Placement. Consummation of the Private Placement was subject to approval by NASDAQ of the transaction, which was obtained on October 12, 2007. Pursuant to its terms, the Convertible Debenture may not be converted into Shares prior to January 15, 2008.

(b) With regards to such Shares, Hexagon has the sole power to vote and the sole power to dispose or to direct the disposition of 953,864 Shares.  In addition, upon the conversion of the Convertible Debenture, Hexagon shall have the sole power to vote and the sole power to dispose or to direct the disposition of an additional 764,045 Shares issuable pursuant to the Convertible Debenture.

The responses to Items 6 and 7 of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Items 3, 4 and 6 of this Schedule 13D, which are incorporated herein by reference, Hexagon has not effected any other transaction in the Shares during the past 60 days, and, to the knowledge of Hexagon, none of the persons named in Schedule A, incorporated by reference into Item 2 herein, has effected transactions in the Shares during the past 60 days.

(d) To the knowledge of Hexagon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by Hexagon.

(e) Not applicable.

Item 6:   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Other than as described below, Hexagon and, to the knowledge of Hexagon, none of the persons named in Schedule A hereto, are a party to any contract, arrangement, understanding or relationship with respect to any securities of NovAtel, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

The Support Agreement

The following summarizes material provisions of the Support Agreement, a copy of which is attached to this Schedule 13D as Exhibit 1 and is incorporated by reference into this Item 6. This summary does not purport to be complete and may not contain all of the information about the transactions contemplated under the Support Agreement. The direct rights and obligations of Hexagon and NovAtel are governed by the express terms of the Support Agreement and not by this summary or any other information contained in this Schedule 13D.

Hexagon’s, and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Support Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality. Certain of the representations, warranties and covenants in the Support Agreement are qualified by information NovAtel filed with the Securities and Exchange Commission prior to the date of the Support Agreement, as well as by a disclosure letter of NovAtel delivered to Hexagon at the date of signing the Support Agreement (the “disclosure letter”). The disclosure letter has not been made public because, among other reasons, it includes confidential or proprietary information.

Under the terms of the Support Agreement, Hexagon may assign all or any part of its rights or obligations under the Support Agreement to one or more of its direct or indirect wholly-owned Subsidiaries; provided, however, that if such assignment takes place, the Subsidiary or Subsidiaries shall become party to the Support Agreement and Hexagon shall continue to be liable to NovAtel for any default in performance by the assignee. Hexagon has assigned certain of its rights and obligations under the Support Agreement to its wholly-owned direct subsidiary, Hexagon Canada Acquisition Inc. (the “Offeror”).

The Offer

Hexagon and NovAtel have entered into the Support Agreement pursuant to which Hexagon agreed to make an offer (the “Offer”) to acquire all of the common shares of NovAtel (the “Shares”). The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that Shares representing at least 66 2/3% (unless waived by the Offer or to 50.1%) of the Shares calculated on a fully diluted basis at the expiry time of the Offer will have been validly deposited or tendered and not withdrawn. The Support Agreement provides, among other things, that Hexagon and the Offeror expressly reserves the right to:  (i) waive, in whole or in part, any term or condition of the Offer for its benefit provided that if the Offeror takes up and pays for any Shares, it shall acquire not less than the Minimum Required Shares (as defined in the Support Agreement); and (ii) amend or change any term or condition of the Offer, except that, without the prior written consent of NovAtel, the Offeror shall not (A) reduce the Offer price; (B) change the form of consideration payable under the Offer; (C) add to, amend or change any term or condition in a manner that is materially adverse to the Shareholders in aggregate; (D) impose additional conditions to the Offer; and (E) change the minimum required shares to less than 50.1% of the outstanding Shares or to greater than 66⅔% of the outstanding Shares, in each case exclusive of Shares held by Hexagon or its affiliates; provided any extension of the expiry time of the Offer, or other action taken, in accordance with the Support Agreement shall not be considered adverse.

Approval by NovAtel Directors

Pursuant to the Support Agreement, NovAtel confirmed that the board of directors of NovAtel (the “Board of Directors”), upon consultation with its advisors, has determined that the Offer is fair to the Shareholders of NovAtel (“Shareholders”) and is in the best interests of NovAtel and the Shareholders and, the Board of Directors will unanimously recommend that shareholders accept the Offer, which recommendation may not be withdrawn, modified, qualified or changed in any manner except as described below under “Non-Solicitation” or in the event of the termination of the Support Agreement.

Non-Solicitation

Pursuant to the Support Agreement, NovAtel has agreed that it shall not, directly or indirectly, through any officer, director, employee, representative or agent of NovAtel or any of its subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any person or group of persons (other than Hexagon or any affiliate of Hexagon) in respect of any matter or thing inconsistent with the successful completion of the Offer, including, without limitation, any acquisition proposal (as defined in the Support Agreement) ; (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person or group of persons; (iii) withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or the Board of Directors or any committee thereof resolves to do so; or (iv) accept, recommend, approve or enter into any agreement to implement an acquisition proposal; provided, however, that notwithstanding any other provision of the Support Agreement, NovAtel and the officers, directors, advisors and other representatives of NovAtel may:

(a)                                  enter into, or participate in, any discussions or negotiations with a third party who seeks to initiate (without solicitation or encouragement) such discussions or negotiations and, may furnish to such third party information concerning NovAtel and its business, properties and assets, in each case if, and only to the extent that:

(i)                                     the third party has first made an acquisition proposal which the Board of Directors has determined, in good faith and acting reasonably, if pursued would be reasonably likely to constitute a superior proposal and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable Law; and

(ii)                                  prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, NovAtel provides prompt notice to the Offeror to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party and if not previously provided to the Offeror, copies of all information provided to such third party concurrently with the provision of such information to such third party;

provided that this paragraph (a) shall cease to apply after the expiry of four business days from the time such third party made the acquisition proposal referred to in subparagraph (a)(i) above, unless within such four business day period the Board of Directors determines that the acquisition proposal is a superior proposal (as defined in the Support Agreement) and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable law;

(b)                                 subject to paragraphs (a) and (c), comply with applicable securities laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Shareholders; and

(c)                                  withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to the Offeror or resolve to do so or accept, recommend, approve or implement any superior proposal if NovAtel has complied with the terms of the Support Agreement in respect of the superior proposal and prior to such acceptance, recommendation, approval or implementation:

(i)                                     after consultation with its financial advisors, and after receiving advice of outside counsel the Board of Directors concludes in good faith such action is necessary for the Board of Directors to comply with its fiduciary duties under applicable law;

(ii)                                  in arriving at such conclusion, the Board of Directors gives consideration to any amendment proposed by the Offeror in writing in compliance with the Support Agreement; and

(iii)                               NovAtel concurrently pays the fee provided in the Support Agreement and referred to below under “Termination Fees” to the Offeror.

Pursuant to the Support Agreement, NovAtel also agreed that it shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Hexagon or any affiliate of Hexagon) with respect to any potential acquisition proposal. NovAtel agreed to immediately close any and all data rooms which may have been opened and not to waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill agreement with respect to NovAtel or any of its subsidiaries to which such third party is a party except in respect of a superior proposal in accordance with the terms of the support agreement.

NovAtel further agreed that it has notified the Offeror of any existing acquisition proposals and that it shall notify the Offeror promptly (and in any event within 24 hours) of any future acquisition proposal (including, without limitation, any amended, supplemented, replaced or renewed acquisition proposal (whether or not previously notified) in respect of which the Board of Directors has made the determinations referred to in subparagraph (a)(i) above) or any request for non-public information relating to NovAtel or any of its subsidiaries or for access to the properties, books or records of NovAtel or any subsidiary of NovAtel by any person.

The Support Agreement provides that if the Board of Directors determines that an acquisition proposal constitutes a superior proposal, NovAtel shall give immediate notice of such determination and shall give the Offeror not less than four business days advance notice of any action to be taken by the Board of Directors to withdraw, modify, qualify or change any recommendation regarding the Offer or to enter into any agreement to implement the superior proposal and the Board of Directors shall not withdraw, modify, qualify or change any recommendation with respect to the Offer, as so amended, and neither NovAtel nor the Board of Directors shall take any action to approve or implement the superior proposal, including, without limitation, any release of the party making the superior proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the superior proposal or entry into of any agreement regarding the superior proposal before the expiry of such four business day period.

Representations, Warranties and Covenants

Under the Support Agreement, NovAtel has made certain representations, warranties and covenants to Hexagon. Among other things, NovAtel has made representations and warranties to Hexagon in respect of:

(a)                                  the due incorporation or formation under applicable law and valid existence of each of NovAtel and its subsidiaries;

(b)                                 the issued and outstanding capital of NovAtel;

(c)                                  NovAtel having the requisite corporate power and authority to enter into the Support Agreement and to perform its obligations thereunder;

(d)                                 the absence of impediments to the consummation of the transactions contemplated by the Support Agreement;

(e)                                  NovAtel’s financial statements being in accordance with Canadian generally accepted accounting principles;

(f)                                    compliance with the applicable requirements of the Securities and Exchange Act of 1934, the Securities Act of 1933 (the “Exchange Act”), the NASDAQ rules and the Sarbanes-Oxley Act of 2002, as amended and NovAtel’s public record not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)                                 the absence of material changes to NovAtel and its subsidiaries since December 31, 2006;

(h)                                 all material contracts of NovAtel and its subsidiaries being valid and subsisting and the absence of any default under such material contracts;

(i)                                     NovAtel’s employment agreements and benefit plans;

(j)                                     compliance with all laws applicable to the operation of the business of NovAtel and its subsidiaries;

(k)                                  the absence of material litigation against or relating to NovAtel or any of its subsidiaries or affecting any of their properties or assets;

(l)                                     good title to all real property and personal property and assets of NovAtel and its subsidiaries;

(m)                               compliance with environmental laws and permits and the absence of release or exposure to hazardous materials;

(n)                                 ownership of all right, title and interest in and to all intellectual property rights; and:

(o)                                 NovAtel and its subsidiaries having filed all tax returns required to be filed on a timely basis and paid or provided adequate accruals for income taxes and related deferred taxes in conformity with generally accepted accounting principles in Canada.

In addition to the covenants described above under “Non-Solicitation”, pursuant to the Support Agreement NovAtel has covenanted and agreed, among other things, to:

(a)                                  conduct its business only in, and not take action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)                                 not issue, sell, pledge, lease, dispose of, encumber any additional Shares or rights of any kind to acquire any shares of NovAtel or its subsidiaries or except in the ordinary course of business, consistent with past practice and not exceeding U.S.$100,000 individually or U.S.$1 million in the aggregate, any assets of NovAtel or its subsidiaries or agree to do any of the foregoing;

(c)                                  not amend or propose to amend its articles, bylaws or other governing documents;

(d)                                 not split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(e)                                  not reorganize, amalgamate or merge NovAtel or any of its subsidiaries with any other person;

(f)                                    except in the ordinary and regular course of business consistent with past practice: not (A) pay, discharge or satisfy any material claims, liabilities or obligations, including settling, compromising or otherwise resolving any pending litigation or other legal proceedings involving NovAtel or one of its subsidiaries; or (B) except such as have been reserved against in NovAtel’s financial statements delivered to the Offeror, relinquish any material contractual rights;

(g)                                 not authorize, recommend or propose any release or relinquishment of any material contract right or abandon or fail to diligently pursue any application for any material license, permit, order, authorization, consent, approval or registration, other than in the ordinary and regular course of business consistent with past practice;

(h)                                 except pursuant to existing contracts or commitments, not make or commit to make capital expenditures in excess of U.S.$1,750,000 in the aggregate;

(i)                                     not adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(j)                                     not enter into, assume or modify any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary or other compensation increases, severance or termination pay to, any officers or directors of NovAtel or any of its subsidiaries other than pursuant to agreements in effect (without amendment) on the date of the Support Agreement;

(k)                                  not create, enter into, assume or modify any employee benefit plan, employee obligations or collective bargaining or similar agreements;

(l)                                     not terminate, amend or waive any rights under or in relation to Point, Inc.;

(m)                               use its reasonable efforts, and cause each of its subsidiaries to use its reasonable efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationship with suppliers, agents, distributors, customers and others having business relationships with it or its subsidiaries;

(n)                                 not take any action, or permit any of its subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in the Support Agreement untrue in any material respect at any time prior to the effective time of the Support Agreement if then made; and

(o)                                 confer on a regular basis with the Offeror with respect to operational matters but in such a manner that the carrying on of business in the ordinary course is not unreasonably interfered with.

Termination Fees

The Support Agreement provides that if at any time after the date of the Support Agreement (and provided that Hexagon or the Offeror have not prior thereto, breached in any material respect any of their respective representations, warranties or covenants set forth in the Support Agreement, which breach has not been cured within five business days of a notice to Hexagon thereof or which has not been waived by NovAtel):

(a)                                  the Board of Directors has failed to make or has withdrawn, modified, qualified or changed, during the term of the Offer, any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or shall have resolved to do so;

(b)                                 the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within five days after the public announcement or commencement of any acquisition proposal and in a Directors’ Circular (as defined in the Support Agreement) within 15 days after the mailing of any such acquisition proposal;

(c)                                  the Board of Directors recommends that any of its Shareholders deposit their Shares under, vote in favor of, or otherwise accept, an acquisition proposal;

(d)                                 NovAtel enters into any agreement, commitment or understanding with any person or other entity or group with respect to an acquisition proposal prior to the expiry of the Offer, excluding a confidentiality agreement entered into in compliance with the Support Agreement;

(e)                                  an acquisition proposal is made to the Shareholders or to NovAtel, and upon the expiry of the Offer any such acquisition proposal has either been accepted or has not expired or been withdrawn, and the Minimum Condition (as defined in the Support Agreement) of the Offer has not been satisfied and (within nine months of the expiry of the Offer) an acquisition proposal is consummated;

(f)                                    it is publicly disclosed or Hexagon becomes aware that beneficial ownership (determined for the purposes of this paragraph (f) as set forth in Rule 13d-3 of the Exchange Act) of 20% or more of the outstanding Shares are acquired by any Person other than Hexagon by any means whatsoever during the term of the Offer and within nine months of the expiry of the Offer, such person or any person acting jointly or in concert with such person makes an acquisition proposal;

(g)                                 NovAtel is in breach of any of its covenants referred to above under “Non-Solicitation”;

(h)                                 NovAtel is in breach of any of its covenants made in the Support Agreement (other than the covenants referred to above under “Approval by NovAtel Directors” and “Non-Solicitation”) which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change (as defined in the Support Agreement) or Material Adverse Effect (as defined in the Support Agreement) qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five Business Days after receipt of written notice thereof from Hexagon or the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the expiry of the Offer); or

(i)                                     NovAtel is in breach of any of its representations or warranties made in the Support Agreement which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five business days after receipt of written notice thereof from Hexagon or the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the expiry of the Offer),

(each of the above being a “Fee Event”), then NovAtel shall:

(j)                                     (i)            in respect of the first to occur of the events described above in (a) through and including (g) above;

(ii)                                  in the case of (h) and (i) above where due to a wilful breach or fraud; and

(iii)                               in the case of (h) and (i) above if within 6 months of the expiry of the Offer an acquisition proposal is consummated,

pay to the Offeror U.S.$13,430,000; or

(k)                                  in the case of (h) and (i) above (other than where due to a wilful breach or fraud), pay to the Offeror its and Hexagon’s reasonable documented expenses incurred in connection with the transactions contemplated by the Support Agreement, such payment not to exceed U.S.$2,500,000;

in immediately available funds to an account designated by the Offeror within one business day after the first to occur of the events described above plus interest thereon at the rate of 8% per annum if payment is not made when due, provided that NovAtel shall only be obligated to make one payment pursuant to this section entitled “Termination Fees” and in the event that payment is made pursuant to paragraph (j)(iii) above after the amount payable pursuant to paragraph (k) above has been paid to the Offeror, NovAtel’s obligation pursuant to paragraph (j)(iii) above shall be reduced by the amount paid pursuant to paragraph (k) above.

Options

Pursuant to the Support Agreement, NovAtel agreed to use all commercially reasonable efforts to provide that persons holding options to acquire shares who may do so under securities laws and in accordance with NovAtel’s outstanding stock option plans (or pursuant to the terms of the Support Agreement), shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all options to acquire shares that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

Termination

The Support Agreement may, subject to its specific terms, be terminated at any time prior to the effective time of the Support Agreement:

(a)                                  by mutual written consent of Hexagon and NovAtel;

(b)                                 by either Hexagon or NovAtel after February 16, 2008, if the Offeror has not purchased Shares pursuant to the Offer, provided that such right of termination shall not be available to Hexagon if any action of Hexagon or the Offeror or any breach of or failure to perform its obligations by Hexagon or the Offeror under the Support Agreement resulted in such condition not being satisfied;

(c)                                  by Hexagon, if the conditions to the Offer have not been satisfied or waived by Hexagon on or before the Expiry Time, provided that such right of termination shall not be available if any action of Hexagon or the Offeror or any breach of or failure to perform its obligations by Hexagon or the Offeror under the Support Agreement resulted in such condition not being satisfied;

(d)                                 by NovAtel, if the Board of Directors withdraws, modifies, qualifies or changes any recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon (or any of its affiliates) or shall have resolved to do so before the expiry of the Offer, and NovAtel has complied with the obligation referred to above under “Non-Solicitation”;

(e)                                  by either Hexagon or NovAtel, if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the making, or consummation, of the Offer or the consummation of the Private Placement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(f)                                    by Hexagon, if a Fee Event has occurred;

(g)                                 by either Hexagon or NovAtel if there has been a breach by the other party of any representation, warranty or covenant contained in the Support Agreement individually or in the aggregate (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) which would have, or would reasonably be likely to have, a material adverse effect on the party seeking to terminate the Support Agreement or would materially impede completion of the Offer, provided that the breaching party has been given notice of and five business days to cure such misrepresentation, breach or non performance except that no cure period shall be provided for a breach which, by its nature, cannot be cured and in no event shall any cure period extend beyond February 16, 2008;

(h)                                 by Hexagon, if it has the right pursuant to the Support Agreement to refuse to make the Offer due to the non-satisfaction of any of the conditions to the Offeror’s obligation to commence the Offer as set forth in the Support Agreement, including, without limitation:

(i)                                     no Material Adverse Change shall have occurred and be continuing and no circumstance, fact, change, occurrence or event shall have occurred or come into existence that would reasonably be expected to make it impossible to satisfy one or more of the conditions set forth in the Offer at or prior to the expiry of the Offer, excluding any such circumstance, fact, change, occurrence or event that occurs or comes into existence as a result of any act or omission of Hexagon or the Offeror in breach of its obligations under the Support Agreement;

(ii)                                  no Fee Event shall have occurred;

(iii)                               the Support Agreement shall not have been terminated pursuant to the rights referred to herein under “Termination”;

(iv)                              no cease trade order, injunction or other prohibition or other lawful order in Canada or the United States shall be threatened or exist that would preclude Hexagon or the Offeror from making the Offer or taking up or paying for the Shares deposited under the Offer or requiring Hexagon or the Offeror to purchase or offer to acquire any other securities;

(v)                                 no Person shall have commenced any action or other proceeding for injunctive relief against the performance of the Support Agreement or the completion of the Offer which might reasonably be expected to be successful; and

(vi)                              receipt of all regulatory approvals, clearances, waivers and consents to the making of the Offer which may reasonably be considered as necessary or on the reasonable advice of counsel to Hexagon advisable; and

(i)                                     by NovAtel, if Hexagon or the Offeror has not mailed the Offer documents by October 22, 2007 provided the failure to mail is not due to the non-satisfaction of any of the conditions in section 2.1(f) of the Support Agreement or otherwise due to any act or failure to act of NovAtel.

Private Placement

Pursuant to the Support Agreement, Hexagon agreed to purchase the Placement Shares and Convertible Debenture from NovAtel for an aggregate purchase price of U.S.$85,895,450. The Private Placement closed on October 17, 2007.

The Convertible Debenture

The following summarizes the material provisions of the Convertible Debenture, a copy of which is attached to this Schedule 13D as Exhibit 2 and is incorporated by reference into this Item 6. This summary does not purport to be complete and may not contain all of the information about the transactions contemplated under the Support Agreement and the Convertible Debenture. Hexagon encourages you to read carefully the Convertible Debenture in its entirety because the direct rights and obligations of Hexagon and NovAtel governed by the express terms of the Convertible Debenture and not by this summary as any other information contained in this Schedule 13D.

Hexagon’s and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Convertible Debenture and are subject to important exceptions and limitations, including a contractual standard of materiality.

General

Pursuant to the Private Placement, NovAtel issued the Convertible Debenture to Hexagon. The Convertible Debenture was dated as of October 17, 2007 and will mature on October 17, 2012 (the “Maturity Date”). The Convertible Debenture bears interest from the date of issue at 4.0% per annum, calculated and compounded annually and payable on the first day of June and the first day of December of each year commencing June 1, 2008.

Conversion

Hexagon has the right from and after January 15, 2008, to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares, at a conversion price of U.S.$50.00 per Share.

Provided that an Event of Default (as described below) shall not have occurred and be continuing at the time, NovAtel has the right from and after the first anniversary of the date of issue of the Convertible Debenture and prior to 4:00 p.m. (Calgary time) on the business day prior to the Maturity Date, to require Hexagon to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares.

Subject to the provisions thereof, the Convertible Debenture provides for the adjustment of the conversion price in certain events including:  (a) the subdivision or redivision of the issued and outstanding Shares into a greater number of Shares; or (b) the combination, reduction or consolidation of the issued and outstanding Shares into a lesser number of Shares. There will be no adjustment of the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization of the Shares or in the case of any consolidation, merger or amalgamation of NovAtel with, or into, another person resulting in a reclassification of the Shares issued and outstanding or a change of Shares into other shares or securities, or in the case of any transaction whereby all or substantially all of the undertaking and assets of NovAtel become the property of another person (any such event being herein called a “Corporate Reorganization”), the terms of the conversion privilege shall be adjusted so that Hexagon shall, after such Corporate Reorganization, be entitled to receive and shall accept, in lieu of the Shares to which Hexagon would otherwise have been entitled, the kind and number or amount of shares or other securities or property that Hexagon would have been entitled to receive as a result of such Corporate Reorganization if, on the effective date thereof, it had been the registered holder of the number of Shares which it would have received if it exercised the right of conversion immediately before such effective date.

Events of Default

The Convertible Debenture provides that an Event of Default will occur if any one or more of the following described events occurs:

(a)                                  if NovAtel fails to pay the principal amount of the Convertible Debenture on the day the same becomes due and payable pursuant to its terms;

(b)                                 if NovAtel fails to pay interest or other amount, other than the principal amount of the Convertible Debenture, when due and payable and such failure continues for three business days after receipt by NovAtel of written notice of such failure from Hexagon;

(c)                                  if NovAtel defaults in a material way in the observance or performance of any covenant in the Convertible Debenture and such default remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(d)                                 if any representation or warranty made by NovAtel in the Convertible Debenture shall be untrue in any material respect on the date of issue of the Convertible Debenture or on, and as of, any subsequent date and remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(e)                                  if NovAtel fails to pay the principal of, or premium or interest on, any of its debt (other than the Convertible Debenture) which is outstanding in an aggregate principal amount exceeding U.S.$5,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the debt without waiver of failure by the holder of the debt; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement relating to any such debt without waiver by the holder of the debt, if its effect is to accelerate, or permit the acceleration of the debt; or any such debt shall be declared to be due and payable prior to its stated maturity and the declaration has not been rescinded by the holder of the debt;

(f)                                    if a final judgment or judgments for the payment of money shall be rendered against NovAtel in an amount in excess of U.S.$5,000,000 in the aggregate and the same shall remain undischarged for a period of 30 days during which period such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed, other than a judgment described in the disclosure letter;

(g)                                 if one or more writs of execution, attachment or similar processes shall be issued or levied against the property of NovAtel in connection with any final judgments, orders or decisions requiring the payment, in the aggregate, of more than U.S.$5,000,000 by NovAtel and such writs of execution, attachment or similar processes are not released, bonded, satisfied, discharged, vacated or stayed within 30 days after their entry, commencement or levy;

(h)                                 if NovAtel shall:

(i)                                     apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii)                                  make or threaten to make a general assignment for the benefit of creditors or make or threaten to make a bulk sale of its assets;

(iii)                               commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or (other than as permitted under the Convertible Debenture) seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)                              take corporate action for the purpose of effecting any of the foregoing;

(i)                                     if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against NovAtel seeking in respect of NovAtel an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of NovAtel or of all or any substantial part of its assets, or any other like relief in respect of NovAtel under any bankruptcy or insolvency law and, if such case, proceeding or other action is being contested by NovAtel in good faith, the same shall continue undismissed or unstayed and in effect for any period of 30 consecutive days (or such longer period, not exceeding 60 days, as is required to dismiss or stay or render ineffective such case, proceeding or other action); provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against NovAtel thereunder, or a trustee, receiver or liquidator is appointed, in the interim and such order, decree, judgment or appointment is not stayed or discharged within five days of it being granted, such grace period shall cease to apply;

(j)                                     if NovAtel shall:

(i)                                     be unable to pay its debts generally as they become due or admit that it is unable to do so; or

(ii)                                  commit or threaten to commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time; or

(k)                                  if it shall have been publicly disclosed that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the outstanding Shares has been acquired by any person (including, without limitation, NovAtel or any of its subsidiaries or affiliates), other than Hexagon or any of its affiliates.

If an Event of Default has occurred Hexagon may by notice to NovAtel declare the principal amount of the Convertible Debenture, all unpaid accrued interest thereon and all other amounts payable thereunder to be due and payable. Notwithstanding the foregoing, upon the occurrence of an Event of Default specified in paragraphs (g) or (h) above, all such indebtedness automatically becomes due and payable.

Representations and Warranties

Under the Convertible Debenture, NovAtel has made certain representations and warranties to Hexagon. Among other things, NovAtel represented and warranted to Hexagon as follows:

(a)                                  the due incorporation or formation under applicable law and valid existence of NovAtel;

(b)                                 NovAtel having the requisite corporate power and authority to enter into the Convertible Debenture and to perform its obligations thereunder; and

(d)                                 the absence of impediments to the consummation of the transactions contemplated by the Convertible Debenture.

Covenants

Under the Convertible Debenture, NovAtel has made certain covenants to Hexagon. Among other things, NovAtel has agreed to:

(a)                                  advise Hexagon immediately upon becoming aware of any Event of Default and deliver to Hexagon upon request a certificate in form and substance satisfactory to Hexagon signed by a senior officer certifying that no Event of Default has occurred or, if such is not the case, specifying all Events of Default and their nature and status;

(b)                                 at all times reserve and keep available out of its authorized Shares and solely for the purpose of conversion as provided in the Convertible Debenture, and conditionally allot to Hexagon, such number of Shares as shall then be issuable upon the conversion;

(c)                                  not declare or agree to declare a dilutive rights offering or stock dividend or a distribution  or  dividend  of shares  of NovAtel  other  than  Shares,  evidence of indebtedness, assets of NovAtel or rights, options or warrants to acquire any Shares or securities convertible into Shares or other securities or property of NovAtel;

(d)                                 not commence or announce an intention to commence an issuer bid;

(e)                                  until the Convertible Debenture becomes convertible in accordance with its terms, not issue or agree to issue any Shares or other shares of NovAtel, nor any right, warrant, option or other security directly or indirectly exercisable into, convertible into or exchangeable for any Share or other share of NovAtel, whether or not on conditions other than the issuance of options to purchase Shares in accordance with NovAtel’s stock option plans and the issue of Shares upon the exercise of options thereunder; and

(f)                                    other than in connection with a delisting as a result of a successful tender offer, use its commercially reasonable efforts to maintain the listing of the Shares upon a recognized stock exchange in North America and cause the Shares issuable upon the conversion of the whole or any part of the principal amount of the Convertible Debenture to be included within the listed shares of NovAtel.

Item 7:   Material to be Filed as Exhibits.

Exhibit 1.   Subscription and Support Agreement, dated as of October 8, 2007, by and between NovAtel and Hexagon.

Exhibit 2.   4% Senior Unsecured Convertible Debenture Issued by NovAtel, dated as of October 17, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007

HEXAGON AB

By:	/s/ Frederick W. London
	Name:	Frederick W. London
	Title:	General Counsel
attorney-in-fact

Schedule A

Directors and Executive Officers of Hexagon

The names of the directors and executive officers of Hexagon are set forth below.  Unless otherwise indicated, the business address of each such person is at Cylindervägen 12, Nacka Strand, Sweden SE-131 26 and their telephone number is + 46 8 601 26 20.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Board membership/ Employment Since
Melker Schörling	Sweden

Chairman of the Board of Hexagon.

Other assignments: Chairman of Melker Schörling AB, Aarhus-Karlshamn AB, Securitas AB and Securitas Systems AB. Deputy Chairman of Assa Abloy AB. Board member of Hennes & Mauritz AB.

Hexagon Committees: Chairman of Nomination Committee and Remuneration Committee.

Chairman of the Board of Hexagon since 1999.

Mario Fontana	Switzerland

Member of Hexagon Board.

Other assignments:

Board member of SBB (Schweizerische Bundesbahnen) and four exchange-listed companies: Swissquote, Inficon, Dufry and X-Rite.

Hexagon Committees: Audit Committee.

Hexagon Board member since 2006.

Maths O. Sundqvist	Sweden

Member of Hexagon Board.

Other assignments: CEO of AB Skrindan; Chairman of Jämtlamell AB and Fabös AB; Board member of Investment AB Öresund and Fabege AB.

Hexagon Committees: Nomination and Remuneration Committees.

Hexagon Board member since 1991.

Ulf Henriksson	Sweden	Member of Hexagon Board. Other assignments: CEO of Invensys plc. Formerly an Executive with Eaton Corporation.	Hexagon Board member since 2007.

Ola Rollén	Sweden	CEO and President of Hexagon and Hexagon Board member, as well as business area president of Hexagon Measurement Technologies.	CEO and President and Hexagon Board member since 2000.

Håkan Halén	Sweden	Chief Financial Officer of Hexagon AB since 2001. Other assignments: President and board member of Hexagon Canada Acquisition Inc. since 2007	Employed since 2001.

Gert Viebke	Sweden	Vice President of Strategy of Hexagon.	Employed since 2000.

Lars Olofsson	Sweden	Business area president of Hexagon Polymers.	Employed since 1998.